Exhibit 99.1

News release

Cenovus announces third quarter 2024 results

Calgary, Alberta (October 31, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its financial and operating results for the third quarter of 2024. The company generated nearly $2.5 billion in cash from operating activities, $2.0 billion of adjusted funds flow and $614 million of free funds flow in the quarter. Upstream production of more than 771,000 barrels of oil equivalent per day (BOE/d)1 was slightly lower compared with the second quarter primarily because of turnaround activity at the Christina Lake oil sands facility. Turnaround impacts to production were lower than forecast, as Christina Lake completed its turnaround ahead of schedule. In the downstream, total throughput increased by about 20,000 barrels per day (bbls/d) from the second quarter to almost 643,000 bbls/d, and a major turnaround was successfully completed at the Lima Refinery.

“We are efficiently and effectively progressing our major projects and our growth plan is on track to deliver increased production that will enhance shareholder returns for the long term,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “With planned upstream and downstream maintenance activities behind us, we’re well positioned to deliver strong operations for the balance of the year and into 2025.”

Recent highlights

•Returned $1.1 billion of cash to shareholders in the third quarter, including $732 million in share purchases and base dividends of $329 million.
•Completed the Christina Lake turnaround safely and well ahead of schedule, resulting in production from the asset exceeding the company’s forecast by 15,000 bbls/d to 20,000 bbls/d in the quarter.
•Completed a major turnaround at the Lima Refinery on schedule, with pipeline connections to the Toledo Refinery enabling Lima crude runs to continue at a reduced rate, avoiding a full shutdown.
•Began production from two new well pads at Sunrise which will ramp up in the fourth quarter, which are part of the Sunrise growth program.
•Completed the SeaRose floating production, storage and offloading (FPSO) vessel asset life extension work with resumed volumes around year end, achieving a critical milestone for the West White Rose project.
•All major projects remain on track to deliver significant growth with West White Rose, Foster Creek optimization, Sunrise growth program and Narrows Lake pipeline progressing as expected.

Third-quarter results

Financial summary

($ millions, except per share amounts)	2024 Q3	2024 Q2	2023 Q3
Cash from (used in) operating activities	2,474	2,807	2,738
Adjusted funds flow[2]	1,960	2,361	3,447
Per share (diluted)[2]	1.05	1.26	1.81
Capital investment	1,346	1,155	1,025
Free funds flow[2]	614	1,206	2,422
Excess free funds flow[2]	146	735	1,989
Net earnings (loss)	820	1,000	1,864
Per share (diluted)	0.42	0.53	0.97
Long-term debt, including current portion	7,199	7,275	7,224
Net debt	4,196	4,258	5,976

Production and throughput

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(before royalties, net to Cenovus)	2024 Q3	2024 Q2	2023 Q3
Oil and NGLs (bbls/d)[1]	630,500	656,300	652,400
Conventional natural gas (MMcf/d)	844.6	867.2	867.4
Total upstream production (BOE/d)[1]	771,300	800,800	797,000
Total downstream throughput (bbls/d)	642,900	622,700	664,300
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Operating results1

Cenovus’s total revenues were approximately $14.2 billion in the third quarter, down from $14.9 billion in the prior quarter, primarily due to lower commodity prices, which impacted both upstream and downstream results. Planned turnaround activities reduced production, primarily at the Christina Lake oil sands facility and Rainbow Lake conventional operations, as well as in the Atlantic region due to the SeaRose FPSO asset life extension, and reduced throughput at the Lima Refinery.

Upstream revenues were about $7.3 billion, down from $7.9 billion in the second quarter, while downstream revenues were approximately $9.2 billion, up from $9.1 billion in the prior quarter. Total operating margin3 was about $2.4 billion, compared with $2.9 billion in the previous quarter. Upstream operating margin4 was approximately $2.7 billion, down from $3.1 billion in the second quarter. The company had a downstream operating margin4 shortfall of $323 million in the third quarter as the Lima Refinery underwent a major planned turnaround, compared with a shortfall of $153 million in the previous quarter. In the third quarter, operating margin in U.S. Refining included approximately $209 million of first in, first out (FIFO) losses and about $100 million of turnaround expenses and improvement projects executed during the Lima turnaround.

Total upstream production was 771,300 BOE/d in the third quarter, a decrease of 29,500 BOE/d from the prior quarter due to turnarounds at Christina Lake, Rainbow Lake and other Conventional facilities. Christina Lake production was 211,800 bbls/d, compared to 237,100 bbls/d in the second quarter, as a result of the planned turnaround activity. Production impacted by the Christina Lake turnaround was restored ahead of schedule. Foster Creek and Sunrise production increased quarter-over-quarter, with 198,000 bbls/d at Foster Creek compared with 195,000 bbls/d in the second quarter and Sunrise production of 50,400 bbls/d compared with 46,100 bbls/d in the second quarter. Production from the Lloydminster thermal and Lloydminster conventional heavy assets was 109,400 bbls/d and 16,300 bbls/d respectively, both slightly below the prior quarter.

Production in the Conventional segment was 118,100 BOE/d in the third quarter, a slight decrease from 123,100 BOE/d in the second quarter, as turnaround activities were safely completed at Rainbow Lake and other Conventional facilities.

In the Offshore segment, production was 65,500 BOE/d compared with 66,200 BOE/d in the second quarter. In Asia Pacific, sales volumes were 56,500 BOE/d, slightly lower than the previous quarter due to the completion of planned maintenance on the Liwan offshore platform and at the onshore Gaolan gas plant. In the Atlantic, production was 9,000 bbls/d, up from 8,400 bbls/d in the prior quarter as the non-operated Terra Nova field continues to ramp up to full rates. Planned maintenance work on the SeaRose FPSO was completed at the dry dock in Belfast and the vessel is returning to the White Rose field, with production expected to resume by year end.

Refining throughput in the third quarter was 642,900 bbls/d, an increase from 622,700 bbls/d in the second quarter, primarily due to reduced maintenance activity. Crude throughput in Canadian Refining was 99,400

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bbls/d in the third quarter, compared with 53,800 bbls/d in the previous quarter, with the increase primarily due to a major turnaround at the Lloydminster Upgrader which impacted second quarter throughput.

In U.S. Refining, crude throughput was 543,500 bbls/d in the third quarter, compared with 568,900 bbls/d in the second quarter. Throughput decreased primarily due to a major turnaround at the Lima Refinery that commenced in September, which resulted in the plant running at reduced crude throughput rates. Market capture in the U.S. was lower than the previous quarter primarily due to inventory timing impacts, the Lima Refinery turnaround and unplanned outages in secondary units at the operated and non-operated refineries. Subsequent to the quarter, the turnaround at Lima was safely and successfully completed in October.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.

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Financial results

Cash from operating activities in the third quarter, which includes changes in non-cash working capital, was about $2.5 billion, compared with $2.8 billion in the second quarter. Adjusted funds flow was approximately $2.0 billion, compared with $2.4 billion in the prior period and excess free funds flow (EFFF) was $146 million, compared with $735 million in the previous quarter. Third-quarter financial results were impacted by lower benchmark prices, planned turnaround activity, unplanned outages, and a FIFO loss in the U.S. Refining segment. Net earnings in the third quarter were $820 million, compared with $1.0 billion in the previous quarter.

Long-term debt, including the current portion, was $7.2 billion at September 30, 2024. Net debt decreased slightly from the prior quarter to approximately $4.2 billion at September 30, 2024, primarily due to free funds flow of $614 million and a release of non-cash working capital, offset by shareholder returns of $1.1 billion. Following the achievement of the net debt target in July 2024, the company continues to steward toward a net debt level near $4.0 billion and returning 100% of EFFF to shareholders over time in accordance with its financial framework.

Growth projects and capital investments

In the Oil Sands segment, the company continues to progress the tie-back of Narrows Lake, building a 17-kilometre pipeline connecting the reservoir to the Christina Lake processing facility, which will add between 20,000 bbls/d and 30,000 bbls/d of production. The project is approximately 93% constructed, as critical tie-ins to the Narrows Lake pipeline were completed during the Christina Lake turnaround. The project remains on track for first production mid-2025. At Sunrise, as part of the growth program, the company brought two new well pads online in the third quarter, which will continue to ramp up into the fourth quarter. One additional well pad will come online in early 2025. The optimization project at Foster Creek remains on schedule for startup by the middle of 2026, with most modules and major pieces of equipment in place and pipe installation underway. At the Lloydminster conventional heavy oil assets, 20 new production wells were drilled in the third quarter, positioning the company for growth from this business in 2025.

The West White Rose project reached a significant milestone with the completion of the SeaRose FPSO asset life extension work at the dry dock in Belfast. The vessel is now sailing back to the White Rose field where reconnection and commissioning will take place to enable the existing field to resume production by year end. The West White Rose project is now approximately 85% complete and progressing on-schedule.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.180 per common share, payable on December 31, 2024 to shareholders of record as of December 13, 2024.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on December 31, 2024 to shareholders of record as of December 13, 2024 as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	5.935	0.37296
Series 3	4.689	0.29306

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Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the third quarter, the company returned approximately $1.1 billion to common shareholders, composed of $732 million from its purchase of 28.4 million shares through its normal course issuer bid (NCIB) and $329 million through base dividends.

Since the share buyback program began in November 2021, as at October 28, Cenovus has purchased approximately 227 million common shares, delivering $5.3 billion in returns to shareholders. The current NCIB will expire on November 8, 2024. Cenovus has received approval from the Board of Directors to apply for another NCIB program. Cenovus will apply for approval to repurchase up to approximately 127 million of the company’s common shares, representing approximately 10% of its public float, as defined by the TSX.

2024 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets through 2024 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

	Q4	Annualized impact
Upstream
Oil Sands	0-3	7-10
Atlantic	6-9	7-10
Conventional	—	2-4
Downstream
Canadian Refining	—	12-14
U.S. Refining	5-10	9-12

Sustainability

Cenovus’s 2023 Corporate Social Responsibility report was issued in August, highlighting the company’s progress and performance related to safety, Indigenous reconciliation, and inclusion & diversity as well as its approach to governance. Cenovus remains committed to delivering on its environmental projects and performance, however recent changes to Canada’s Competition Act has created uncertainty and risk around the company’s ability to speak publicly about its actions.

Conference call today
8 a.m. Mountain Time (10 a.m. Eastern Time)
Cenovus will host a conference call today, October 31, 2024, starting at 8 a.m. MT (10 a.m. ET).
To join the conference call, please dial 888-307-2440 (toll-free in North America) or 647-694-2812 to reach a live operator who will join you into the call. A live audio webcast will also be available and archived for approximately 30 days.

Advisory
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Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment	Three months ended September 30, 2024
Oil Sands
Bitumen (Mbbls/d)	569.6
Heavy crude oil (Mbbls/d)	16.3
Conventional natural gas (MMcf/d)	10.4
Total Oil Sands segment production (MBOE/d)	587.7
Conventional
Light crude oil (Mbbls/d)	4.6
Natural gas liquids (Mbbls/d)	21.1
Conventional natural gas (MMcf/d)	554.8
Total Conventional segment production (MBOE/d)	118.1
Offshore
Light crude oil (Mbbls/d)	9.0
Natural gas liquids (Mbbls/d)	9.9
Conventional natural gas (MMcf/d)	279.4
Total Offshore segment production (MBOE/d)	65.5
Total upstream production (MBOE/d)	771.3

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “focus”, “plan”, “progress”, “steward”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: returning Excess Free Funds Flow to shareholders; shareholder returns, including renewing the company’s normal
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course issuer bid; safety; growth plans and projects; Net Debt; production guidance; the optimization project at Foster Creek; the tie-back of Narrows Lake to Christina Lake; amount and timing of production at Narrows Lake; production and timing of well pads at Sunrise; drilling activity and production at the Conventional Heavy Oil assets; return of the Sea Rose FPSO to the White Rose Field and return of production; the construction of the West White Rose project; 2024 planned maintenance; and dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2024 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2023 and September 30, 2024, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.)

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended September 30, 2024 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

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Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (5)			Downstream (5)			Total
($ millions)	Q3 2024	Q2 2024	Q3 2023	Q3 2024	Q2 2024	Q3 2023	Q3 2024	Q2 2024	Q3 2023
Revenues
Gross Sales	8,259	8,715	8,783	9,228	9,053	9,658	17,487	17,768	18,441
Less: Royalties	(929)	(859)	(1,135)	—	—	—	(929)	(859)	(1,135)
	7,330	7,856	7,648	9,228	9,053	9,658	16,558	16,909	17,306
Expenses
Purchased Product	1,088	815	900	8,637	8,099	7,947	9,725	8,914	8,847
Transportation and Blending	2,661	3,043	2,397	—	—	—	2,661	3,043	2,397
Operating	860	889	914	918	1,099	778	1,778	1,988	1,692
Realized (Gain) Loss on Risk Management	(10)	20	(10)	(4)	8	11	(14)	28	1
Operating Margin	2,731	3,089	3,447	(323)	(153)	922	2,408	2,936	4,369
5 Found in the September 30, 2024, or the June 30, 2024, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	September 30, 2024	June 30, 2024	September 30, 2023
Cash From (Used in) Operating Activities (5)	2,474	2,807	2,738
(Add) Deduct:
Settlement of Decommissioning Liabilities	(74)	(48)	(68)
Net Change in Non-Cash Working Capital	588	494	(641)
Adjusted Funds Flow	1,960	2,361	3,447
Capital Investment	1,346	1,155	1,025
Free Funds Flow	614	1,206	2,422
Add (Deduct):
Base Dividends Paid on Common Shares	(329)	(334)	(264)
Dividends Paid on Preferred Shares	(9)	(9)	—
Settlement of Decommissioning Liabilities	(74)	(48)	(68)
Principal Repayment of Leases	(74)	(75)	(70)
Acquisitions, Net of Cash Acquired	(4)	(5)	(32)
Proceeds From Divestitures	22	—	1
Excess Free Funds Flow	146	735	1,989
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5 Found in the September, 30, 2024, or the June 30, 2024, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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